UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32684 / June 20, 2017

_____

In the Matter of   :
                                                           :
SERIES PORTFOLIOS TRUST   :
615 East Michigan Street   :
Milwaukee, WI 53202   :
                                                           :
HIGHMORE GROUP ADVISORS, LLC   :
120 Fifth Street, 6th Floor   :
New York, NY 10011   :
                                                           :
                                                           :
(812-14717)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Series Portfolios Trust and Highmore Group Advisors, LLC filed an application on November
28, 2016, and amendments to the application on April 18, 2017 and May 11, 2017, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On May 24, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32260). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Series Portfolios Trust and Highmore Group Advisors, LLC (File No. 812-14717) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary
